Advanced Human Imaging Limited.

71-73 South Perth Esplanade Unit 5

South Perth, WA 6151

Australia

November 17, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced Human Imaging Limited.
Registration Statement on Form F-1
File No. 333-259090

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Advanced Human Imaging Limited. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Thursday, November 18, 2021, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Advanced Human Imaging Limited.

/s/ Vlado Bosanac
Vlado Bosanac
Chief Executive Officer